FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Second Quarter 2012 Financial Results

SHANGHAI, China, August 9, 2012 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2012 ended June 30, 2012.

Second Quarter 2012 Financial Highlights:
- Total revenues increased 8.4% over Q2 2011 to RMB360.4 million (US$56.7 million), within the Company’s guidance
- Online recruitment services revenues increased 17.6% over Q2 2011 to RMB235.9 million (US$37.1 million)
- Gross margin increased to 72.6% compared with 71.8% in Q2 2011
- Income from operations increased 8.8% over Q2 2011 to RMB118.4 million (US$18.6 million)
- Fully diluted earnings per common share were RMB1.93 (US$0.61 per ADS)
- Excluding share-based compensation expense and gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.10 (US$0.66 per ADS), exceeding the Company’s guidance
- Cash and short-term investments increased to RMB2,280.4 million (US$358.9 million) as of June 30, 2012

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Amid increased economic uncertainty in China, we observed softer market demand for our recruitment services in the second quarter. Despite these stronger headwinds, we moved ahead in executing our key business initiatives, adding new corporate customers and extending our sales coverage. In addition, we were pleased that the continued, rising contribution of our other HR services area offset some of the recruitment demand volatility. While employers remain cautious about hiring, we will focus our efforts on product development and service efficiency to strengthen our market position and company fundamentals for sustainable, long-term growth.”

Second Quarter 2012 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2012 were RMB360.4 million (US$56.7 million), an increase of 8.4% from RMB332.4 million for the same quarter in 2011.

Online recruitment services revenues for the second quarter of 2012 were RMB235.9 million (US$37.1 million), representing a 17.6% increase from RMB200.5 million for the same quarter of the prior year. The growth was primarily due to an increase in the number of unique employers using the Company’s online recruitment services as well as higher average revenue per unique employer. Unique employers increased 9.3% to 184,667 in the second quarter of 2012 compared with 168,957 in the same quarter of the prior year driven by new customer acquisition and growing adoption of online recruitment services by employers. Average revenue per unique employer increased 7.6% in the second quarter of 2012 as compared to the same quarter in 2011 due to greater customer acceptance and usage of online recruitment services.

Print advertising revenues for the second quarter of 2012 decreased 57.3% to RMB22.1 million (US$3.5 million) compared with RMB51.8 million for the same quarter in 2011 primarily due to the ongoing shift in secular demand away from print advertising services. The estimated number of print advertising pages generated in the second quarter of 2012 declined 57.8% to 664 from 1,574 pages in the same quarter in 2011. In addition, the number of cities where 51job Weekly is published decreased to 10 as of June 30, 2012 from 15 cities as of June 30, 2011.

Other human resource related revenues for the second quarter of 2012 increased 27.9% to RMB102.5 million (US$16.1 million) from RMB80.1 million in the same quarter of 2011 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the second quarter of 2012 increased 10.7% to RMB250.8 million (US$39.5 million) from RMB226.6 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, expanded to 72.6% in the second quarter of 2012 compared with 71.8% in the same quarter in 2011 primarily due to greater economies of scale.

Operating expenses for the second quarter of 2012 increased 12.4% to RMB132.4 million (US$20.8 million) from RMB117.8 million for the same quarter of 2011. Operating expenses as a percentage of net revenues was 38.3% for the second quarter of 2012 compared with 37.3% for the second quarter of 2011. Sales and marketing expenses for the second quarter of 2012 increased 12.9% to RMB88.8 million (US$14.0 million) from RMB78.7 million for the same quarter of the prior year primarily due to higher employee compensation expenses and headcount additions. General and administrative expenses for the second quarter of 2012 increased 11.5% to RMB43.6 million (US$6.9 million) from RMB39.1 million in the second quarter of 2011 primarily due to higher employee compensation, rental and office expenses.

Income from operations for the second quarter of 2012 increased 8.8% to RMB118.4 million (US$18.6 million) from RMB108.8 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 34.3% in the second quarter of 2012 compared with 34.5% in the same quarter of 2011.

Net income for the second quarter of 2012 increased 37.3% to RMB114.6 million (US$18.0 million) from RMB83.5 million for the same quarter in 2011. Fully diluted earnings per common share for the second quarter of 2012 were RMB1.93 (US$0.30) compared with RMB1.41 for the same quarter in 2011. Fully diluted earnings per ADS for the second quarter of 2012 were RMB3.86 (US$0.61) compared with RMB2.82 in the second quarter of 2011.

In the second quarter of 2012, the Company recognized total share-based compensation expense of RMB11.2 million (US$1.8 million) compared with RMB9.7 million in the second quarter of 2011. The Company also recognized a gain from foreign currency translation of RMB1.0 million (US$0.2 million) in the second quarter of 2012 compared with a loss of RMB2.1 million in the second quarter of 2011.

Excluding share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the second quarter of 2012 increased 13.2% to RMB124.9 million (US$19.7 million) compared with RMB110.3 million for the second quarter of 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB2.10 (US$0.33) in the second quarter of 2012 compared with RMB1.87 in the second quarter of 2011. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2012 were RMB4.21 (US$0.66) compared with RMB3.73 in the second quarter of 2011.

Six Months 2012 Unaudited Financial Results

Total revenues for the six months ended June 30, 2012 were RMB741.2 million (US$116.7 million), an increase of 12.8% from RMB657.0 million for the same period in 2011. Income from operations for the six months ended June 30, 2012 increased 14.9% to RMB249.2 million (US$39.2 million) from RMB216.9 million for the same period in 2011.

Net income for the six months ended June 30, 2012 increased 34.3% to RMB235.1 million (US$37.0 million) from RMB175.1 million for the same period in 2011. Fully diluted earnings per common share for the six months ended June 30, 2012 increased to RMB3.96 (US$0.62) from RMB2.96 for the same period in 2011. Fully diluted earnings per ADS for the six months ended June 30, 2012 were RMB7.92 (US$1.25) compared with RMB5.92 for the same period in 2011.

Excluding share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the six months ended June 30, 2012 increased 21.6% to RMB257.2 million (US$40.5 million) from RMB211.5 million for the six months ended June 30, 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB4.33 (US$0.68) for the six months ended June 30, 2012 compared with RMB3.58 in the same period in 2011. Non-GAAP adjusted fully diluted earnings per ADS for the six months ended June 30, 2012 were RMB8.67 (US$1.36) compared with RMB7.16 in the same period in 2011.

As of June 30, 2012, the Company had cash and short-term investments totaling RMB2,280.4 million (US$358.9 million) compared with RMB2,054.0 million as of December 31, 2011. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in a significant year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the third quarter of 2012 is in the estimated range of RMB355 million to RMB370 million (US$55.9 million to US$58.2 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2012 is in the estimated range of RMB1.95 to RMB2.10 per common share (US$0.61 to US$0.66 per ADS). The Company expects total share-based compensation expense in the third quarter of 2012 to be approximately RMB13 million to RMB14 million (US$2.0 million to US$2.2 million).

Other Company News

In June 2012, the Company discontinued the publication of 51job Weekly in Fuzhou but continues to maintain a sales office in the city. As a result, the Company currently operates 10 city editions of 51job Weekly.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.3530 to US$1.00, the noon buying rate on June 29, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 9, 2012 (9:00 a.m. Shanghai / Hong Kong time zone on August 10, 2012) to discuss its second quarter 2012 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4553519 and the following telephone numbers:

US: +1-877-941-9205

Hong Kong: +852-3009-5027

International: +1-480-629-9818

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding the loss from impairment of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss is unrelated to the Company’s core business operations. 51job also believes these non-GAAP measures excluding share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2012, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2012; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2012 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	200,543	235,861	37,126
Print advertising	51,785	22,098	3,478
Other human resource related revenues	80,111	102,469	16,129

Total revenues	332,439	360,428	56,733

Less: Business and related tax	(17,067)	(15,094)	(2,376)

Net revenues	315,372	345,334	54,357

Cost of services (Note 2)	(88,781)	(94,503)	(14,875)

Gross profit	226,591	250,831	39,482

Operating expenses:
Sales and marketing (Note 3)	(78,679)	(88,803)	(13,978)
General and administrative (Note 4)	(39,092)	(43,584)	(6,860)

Total operating expenses	(117,771)	(132,387)	(20,838)

Income from operations	108,820	118,444	18,644
Gain (Loss) from foreign currency translation	(2,067)	960	151
Loss from impairment of long-term investments	(15,081)	—	—
Interest and investment income	11,255	15,383	2,421
Other income	3,238	2,774	437

Income before income tax expense	106,165	137,561	21,653
Income tax expense	(22,702)	(22,948)	(3,612)

Net income	83,463	114,613	18,041

Other comprehensive income:
Currency translation adjustments	88	(18)	(3)

Comprehensive income	83,551	114,595	18,038

Earnings per share:
Basic	1.47	1.99	0.31
Diluted	1.41	1.93	0.30
Earnings per ADS (Note 5):
Basic	2.94	3.98	0.63
Diluted	2.82	3.86	0.61
Weighted average number of common shares outstanding:
Basic	56,723,431	57,573,988	57,573,988
Diluted	59,131,101	59,339,624	59,339,624

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.3530 on June 29, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,554 and RMB1,795 (US$283) for the three months ended June 30, 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB1,336 and RMB1,543 (US$243) for the three months ended June 30, 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB6,808 and RMB7,867 (US$1,238) for the three months ended June 30, 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	373,331	464,940	73,184
Print advertising	138,190	69,906	11,004
Other human resource related revenues	145,466	206,394	32,487

Total revenues	656,987	741,240	116,675

Less: Business and related tax	(35,765)	(32,289)	(5,082)

Net revenues	621,222	708,951	111,593

Cost of services (Note 2)	(179,154)	(194,836)	(30,668)

Gross profit	442,068	514,115	80,925

Operating expenses:
Sales and marketing (Note 3)	(149,343)	(179,172)	(28,203)
General and administrative (Note 4)	(75,794)	(85,735)	(13,495)

Total operating expenses	(225,137)	(264,907)	(41,698)

Income from operations	216,931	249,208	39,227
Gain (Loss) from foreign currency translation	(5,542)	798	125
Loss from impairment of long-term investments	(15,081)	—	—
Interest and investment income	18,717	29,597	4,659
Other income	3,536	2,788	439

Income before provision for income tax	218,561	282,391	44,450
Income tax expense	(43,487)	(47,270)	(7,441)

Net income	175,074	235,121	37,009

Other comprehensive income:
Currency translation adjustments	159	(21)	(3)

Comprehensive income	175,233	235,100	37,006

Earnings per share:
Basic	3.09	4.10	0.65
Diluted	2.96	3.96	0.62
Earnings per ADS (Note 5):
Basic	6.18	8.20	1.29
Diluted	5.92	7.92	1.25
Weighted average number of common shares outstanding:
Basic	56,616,471	57,349,518	57,349,518
Diluted	59,097,459	59,340,203	59,340,203

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.3530 on June 29, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB2,540 and RMB3,497 (US$550) for the six months ended June 30, 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB2,183 and RMB3,006 (US$473) for the six months ended June 30, 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB11,127 and RMB16,364 (US$2,576) for the six months ended June 30, 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	106,165	137,561	21,653
Add back: Share-based compensation expense	9,698	11,205	1,764
Add back: (Gain) Loss from foreign currency translation	2,067	(960)	(151)
Add back: Loss from impairment of long-term investments	15,081	—	—

Non-GAAP income before income tax expense	133,011	147,806	23,266
GAAP income tax expense	(22,702)	(22,948)	(3,612)
Tax impact of share-based compensation expense, gain (loss) from foreign currency translation and loss from impairment of long-term investments	(27)	1	0

Non-GAAP income tax expense	(22,729)	(22,947)	(3,612)

Non-GAAP adjusted net income	110,282	124,859	19,654

Non-GAAP adjusted earnings per share:
Basic	1.94	2.17	0.34
Diluted	1.87	2.10	0.33
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.89	4.34	0.68
Diluted	3.73	4.21	0.66
Weighted average number of common shares outstanding:
Basic	56,723,431	57,573,988	57,573,988
Diluted	59,131,101	59,339,624	59,339,624

	For the Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	218,561	282,391	44,450
Add back: Share-based compensation expense	15,850	22,867	3,599
Add back: (Gain) Loss from foreign currency translation	5,542	(798)	(125)
Add back: Loss from impairment of long-term investments	15,081	—	—

Non-GAAP income before income tax expense	255,034	304,460	47,924
GAAP income tax expense	(43,487)	(47,270)	(7,441)
Tax impact of share-based compensation expense, gain (loss) from foreign currency translation and loss from impairment of long-term investments	(42)	1	0

Non-GAAP income tax expense	(43,529)	(47,269)	(7,441)

Non-GAAP adjusted net income	211,505	257,191	40,483

Non-GAAP adjusted earnings per share:
Basic	3.74	4.48	0.71
Diluted	3.58	4.33	0.68
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	7.47	8.97	1.41
Diluted	7.16	8.67	1.36
Weighted average number of common shares outstanding:
Basic	56,616,471	57,349,518	57,349,518
Diluted	59,097,459	59,340,203	59,340,203

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.3530 on June 29, 2012 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	June 30,	June 30,
	2011	2012	2012
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	783,699	853,560	134,356
Restricted cash	4,263	4,485	706
Short-term investments	1,270,343	1,426,846	224,594
Accounts receivable (net of allowance of RMB2,022 and RMB2,386 as of December 31, 2011 and June 30, 2012, respectively)	43,708	37,108	5,841
Prepayments and other current assets	199,836	349,418	55,001
Deferred tax assets, current	11,042	5,026	791

Total current assets	2,312,891	2,676,443	421,289

Property and equipment, net	192,120	191,055	30,073
Intangible assets, net	4,290	3,602	567
Other long-term assets	48,649	58,621	9,227
Deferred tax assets, non-current	86	8	1

Total non-current assets	245,145	253,286	39,868

Total assets	2,558,036	2,929,729	461,157

LIABILITIES
Current liabilities:
Accounts payable	20,326	25,765	4,056
Salary and employee related accrual	44,287	33,981	5,349
Taxes payable	54,623	44,731	7,041
Advance from customers	290,460	343,489	54,067
Other payables and accruals	40,793	84,931	13,369

Total current liabilities	450,489	532,897	83,882

Deferred tax liabilities, non-current	1,972	1,807	284

Total liabilities	452,461	534,704	84,166

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,981,341 and 57,602,281 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	47	47	7
Additional paid-in capital	1,061,819	1,116,169	175,692
Statutory reserves	7,332	7,332	1,154
Other comprehensive income	1,638	1,617	254
Retained earnings	1,034,739	1,269,860	199,884

Total shareholders’ equity	2,105,575	2,395,025	376,991

Total liabilities and shareholders’ equity	2,558,036	2,929,729	461,157

Note 1:
The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.3530 on June 29, 2012 in
New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.